UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

John H. D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2009
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __.



                           SCHEDULE 13D
CUSIP No. 252063102000                              Page 2 of 4 Pages



1  NAME OF REPORTING PERSON:  JOHN H. D. DEWEY


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) __
             (b)  X

3  SEC USE ONLY

4  SOURCE OF FUNDS:  NOT APPLICABLE



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES


NUMBER OF             7  SOLE VOTING POWER:  279,317
SHARES
BENEFICIALLY
OWNED BY              8  SHARED VOTING POWER: 0
EACH
REPORTING
PERSON                9  SOLE DISPOSITIVE POWER:  279,317
WITH
                      10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 279,317

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _X_

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.33%

14  TYPE OF REPORTING PERSON: IN




This Amendment No. 4 amends the statement on Schedule 13D dated October 21, 2004 filed by John H. D. Dewey with respect to the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Company"), by adding the following information:

Item 4.  Purpose of Transaction

            See Item 5(c) below.

Item 5.  Interest in Securities of the Company

(a) and (b) Mr. Dewey owns beneficially and of record 279,317 shares of Common Stock (the "Shares"), consisting of (i) 150,059 shares of Common Stock of which Mr. Dewey is the record owner, (ii) 12,000 shares of Common Stock issuable upon exercise of Company stock options, (iii) 97,258 shares of Common Stock owned of record by a trust for the benefit of a daughter of Frances D. Dewey, of which Mr. Dewey is the sole trustee, and (iv)
20,000 shares of Common Stock held in a custodial account for Mr. Dewey's son who is a minor. The Shares represent approximately 20.33% of the 1,362,031shares of Common Stock outstanding as of July 22, 2009. Mr. Dewey has sole voting power and sole dispositive power with respect to the Shares.

(c) Transactions in the Common Stock effected during the past 60 days by Mr. Dewey: None. On July 22, 2009, Mr. Dewey's mother, Frances D. Dewey, Made gifts of Common Stock to her children. Mr. Dewey disclaims any beneficial interest in the shares of Common Stock beneficially owned by Mrs. Dewey.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.


                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  July 29, 2009



/s/ John H. D. Dewey
John H. D. Dewey